Exhibit (a)(2)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Revision of BTMU’s Offer Price of a Cash Tender Offer to Make UNBC a Wholly

Owned Subsidiary and Execution of Definitive Merger Agreement

Tokyo, August 18, 2008 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President Katsunori Nagayasu,”BTMU”), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi,”MUFG”), resolved at a meeting of its Board of Directors today (August 18, 2008) to commence a cash tender offer in the United States (the “Tender Offer”) for all of the outstanding shares of common stock of UnionBancal Corporation, a consolidated subsidiary of BTMU that is listed on the New York Stock Exchange (“UNBC”) (excluding approximately 65.4% of the outstanding shares beneficially owned by MUFG, including through BTMU and other affiliates) with a revised offer price of $73.50 per share, and to execute the definitive merger agreement in relation to the transaction by which UNBC will become a wholly owned subsidiary of BTMU. The Tender Offer was originally scheduled to commence on August 18, 2008. However, since BTMU has come to the agreement with UNBC today, BTMU’s Board of Directors repassed the resolution.

Based on the recommendation from the special committee, the Board of Directors of UNBC resolved that it would recommend the public shareholders of UNBC to accept the revised offer by MUFG and approved the definitive merger agreement in relation to the transaction.

In accordance with this agreement, the commencement date of the Tender Offer that was originally scheduled on August 18, 2008 has been postponed. BTMU intends to commence the tender offer as soon as practicable (and in any event no later than August 29, 2008) after BTMU completes the preparation of the documents required by the tender offer regulations in the United States.

The total funds required to complete the acquisition of UNBC by BTMU is estimated to be approximately $3.5 billion (approximately ¥385 billion). BTMU intends to use its cash on hand to fund the acquisition.

Based on the agreement, MUFG, BTMU and UNBC have made a joint announcement in the United States. A Japanese translation of a summary of the announcement is attached hereto as an Exhibit.

Important Information

Neither MUFG nor BTMU has commenced the tender offer to which this communication relates. Shareholders of UNBC are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information. Anyone may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG and BTMU. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither MUFG nor BTMU undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

(Contacts)
Mitsubishi UFJ Financial Group, Inc.:	Public Relations Division (+813-3240-7651)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.:	Public Relations Division (+813-3240-2950)

MITSUBISHI UFJ FINANCIAL GROUP AND UNIONBANCAL CORPORATION SIGN

DEFINITIVE MERGER AGREEMENT

MUFG TO OFFER TO ACQUIRE ALL PUBLICLY HELD SHARES OF

UNIONBANCAL FOR $73.50 PER SHARE IN CASH

Tokyo and San Francisco, August 18, 2008 — Mitsubishi UFJ Financial Group, Inc. (“MUFG”) (NYSE: MTU) and UnionBanCal Corporation (“UNBC”) (NYSE: UB) today announced that they have signed a definitive merger agreement under which MUFG would offer to acquire, through its wholly owned subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), all the publicly held shares of UNBC’s common stock for $73.50 per share in cash. MUFG and its subsidiaries have owned a majority of UNBC since 1996 and currently hold approximately 65.4% of the outstanding shares. The transaction values the shares not owned by MUFG at approximately $3.5 billion and all of UNBC at approximately $10.1 billion. The agreement has been approved by the Board of Directors of both MUFG and UNBC and by the Special Committee of the UNBC Board. The Special Committee recommended to the UNBC Board that it approve the merger agreement, and the UNBC Board, in turn, approved the merger agreement and resolved to recommend the transaction to UNBC’s public shareholders.

Under the definitive merger agreement, BTMU would offer to acquire the publicly held shares of UNBC through a cash tender offer for $73.50 per share to be followed by a second-step merger in which any untendered shares would be acquired at the same price. BTMU intends to commence the tender offer as soon as reasonably practicable and in any event by August 29. The tender offer will expire 20 business days after the date it commences unless it is extended. The tender offer and merger would not be subject to a financing condition and would not require Japanese or U.S. bank regulatory or antitrust approval. Upon completion of the merger, UNBC would become a wholly owned indirect subsidiary of MUFG and remain headquartered in San Francisco, California.

Katsunori Nagayasu, President of BTMU, said, “We are delighted that we have been able to reach agreement with the UNBC Board of Directors. This agreement will provide us with a wide range of opportunities to expand our presence in the U.S. market through our enhanced relationship with UNBC. The continuing success of UNBC, particularly in the challenging economic environment in the United States, is a testament to the quality of its management and Board and the strong relationship we have built together over the years. We are pleased to deepen this relationship and are confident that this transaction will create long-term value for MUFG shareholders, while creating new opportunities for UNBC employees and customers.”

“The Special Committee of independent directors is very pleased to have negotiated a transaction with BTMU that we believe is highly attractive and in the best interests of the minority shareholders,” said Richard D. Farman, Chairman of the Special Committee of UNBC. “I would like to thank all the directors on the Special Committee for their extensive commitment and effective representation of the Company’s minority shareholders, and also thank our financial and legal advisors. Union Bank’s focus has always been delivering value added financial services to its customers. BTMU and management’s focus will be to enhance that value proposition under the new ownership structure. I’m confident Union Bank’s present and future customers will be delighted with the results.”

Morgan Stanley is serving as MUFG’s and BTMU’s financial advisor and Sullivan & Cromwell LLP and Mori Hamada & Matsumoto are serving as their U.S. and Japanese legal advisors, respectively, in the transaction.

Credit Suisse is acting as financial advisor to the Special Committee of the Board of Directors of UNBC and Skadden, Arps, Slate, Meagher & Flom LLP is acting as the Special Committee’s legal counsel.